UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Financial Statements of Photon Dynamics, Inc. for the year ended September 30, 2008.

*        *        *        *        *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

PHOTON DYNAMICS, INC.

2008 ANNUAL REPORT

PHOTON DYNAMICS, INC.

2008 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders of

Photon Dynamics, Inc.

We have audited the accompanying consolidated balance sheet of Photon Dynamics, Inc. (“Photon Dynamics”) as of September 30, 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Board of Directors and management of Photon Dynamics. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photon Dynamics as of September 30, 2008, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in note 8 to the financial statements referred to above, in fiscal year 2008 Photon Dynamics changed its method of accounting for uncertain tax positions.

Tel-Aviv December 28, 2009	/s/ Kesselman & Kesselman Kesselman & Kesselman
Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Photon Dynamics, Inc.

We have audited the accompanying consolidated balance sheets of Photon Dynamics, Inc. (“Photon Dynamics”) as of September 30, 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended September 30, 2007. These financial statements are the responsibility of the management of Photon Dynamics. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photon Dynamics as of September 30, 2007, and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Palo Alto

January 21, 2008

PHOTON DYNAMICS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30
	2008	2007
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$66,596	$41,170
Short-term investments		42,640
Accounts receivable, net of allowance for doubtful accounts of $8,000 and $239,000, respectively	40,594	11,934
Inventories	26,724	13,292
Other current assets	4,778	4,221

Total current assets	138,692	113,257
LONG-TERM INVESTMENTS	986	1,176
LAND, PROPERTY AND EQUIPMENT, net	12,207	10,583
OTHER ASSETS	6,362	5,365
GOODWILL	153	6,857
OTHER INTANGIBLE ASSETS, net		11,023

Total assets	$158,400	$148,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$22,641	$4,217
Warranty	6,100	3,217
Employee notes payable	2,734
Customs obligations	437	4,114
Other current liabilities	10,187	9,874
Deferred gross margin	4,035	3,236

Total current liabilities	46,134	24,658

LONG-TERM EMPLOYEE NOTE PAYABLE	2,667	5,381
OTHER NON-CURRENT LIABILITIES	365	38

Total non-current liabilities	3,032	5,419

COMMITMENTS AND CONTINGENCIES, note 12
SHAREHOLDERS’ EQUITY:
Preferred stock, no par value, 5,000,000 shares authorized, none issued or outstanding, as of each of September 30, 2008 and 2007	—	—
Common stock, no par value, 30,000,000 shares authorized, 17,945,109 and 17,740,663 shares issued and outstanding, as of September 30, 2008 and 2007, respectively and additional paid-in capital	304,486	300,290
Accumulated deficit	(194,457)	(181,503)
Accumulated other comprehensive loss	(795)	(603)

Total shareholders’ equity	109,234	118,184

Total liabilities and shareholders’ equity	$158,400	$148,261

The accompanying notes are an integral part of the financial statements.

PHOTON DYNAMICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30
	2008	2007	2006
	(In thousands, except per share data)
REVENUES:
Sale of products	$137,197	$58,674	$158,701
Services rendered	17,840	15,593	14,171

	155,037	74,267	172,872

COST OF REVENUES:
Cost of products sold	81,652	45,841	104,088
Cost of services rendered	12,206	10,533	10,117

	93,858	56,374	114,205

GROSS MARGIN	61,179	17,893	58,667
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT	25,531	26,747	32,577
SELLING, GENERAL AND ADMINISTRATIVE	31,619	23,076	24,506
RESTRUCTURING CHARGE		1,368	30
IMPAIRMENT OF PROPERTY AND EQUIPMENT		2,834	81
IMPAIRMENT OF GOODWILL	6,704
IMPAIRMENT OF INTANGIBLE ASSETS	7,630
LOSS (GAIN) ON SALE OF PROPERTY AND EQUIPMENT	(48)	87	58
ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT		1,110
AMORTIZATION OF INTANGIBLE ASSETS	3,393	1,653	1,489

Total operating expenses	74,829	56,875	58,741

LOSS FROM OPERATIONS	(13,650)	(38,982)	(74)
INTEREST INCOME AND OTHER, NET	1,611	4,190	2,803

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	(12,039)	(34,792)	2,729
PROVISION FOR INCOME TAXES	550	280	561

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE DISCONTINUED OPERATIONS	(12,589)	(35,072)	2,168
LOSS FROM DISCONTINUED OPERATIONS			(127)

NET INCOME (LOSS)	$(12,589)	$(35,072)	$2,041

INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	$(0.71)	$(2.09)	$0.13

Diluted	$(0.71)	$(2.09)	$0.13

INCOME (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS:
Basic	$—	$—	$(0.01)

Diluted	$—	$—	$(0.01)

NET INCOME (LOSS) PER SHARE:
Basic	$(0.71)	$(2.09)	$0.12

Diluted	$(0.71)	$(2.09)	$0.12

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	17,780	16,814	16,978

Diluted	17,780	16,814	17,011

The accompanying notes are an integral part of the financial statements.

PHOTON DYNAMICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common stock and			Accumulated
	capital in excess of			other
	par value		Accumulated	comprehensive
	Share	Amount	deficit	income (loss)	Total
	(In thousands)

BALANCE AT OCTOBER 1, 2005	16,990	$287,765	$(148,472)	$318	$139,611
COMPONENTS OF COMPREHENSIVE INCOME:
Net income			2,041		2,041
Change in unrealized loss on investments				273	273
Currency translation adjustment				(311)	(311)

Total comprehensive income					2,003
NET ISSUANCE OF COMMON STOCK	116	1,788			1,788
REPURCHASE OF COMMON STOCK, NET	(529)	(6,993)			(6,993)
CANCELLATION OF ESCROW SHARES	(50)	(1,258)			(1,258)
STOCK-BASED COMPENSATION		4,100			4,100
STOCK OWNERSHIP EXPENSE		14			14

BALANCE AT SEPTEMBER 30, 2006	16,527	$285,416	$(146,431)	$280	$139,265
COMPONENTS OF COMPREHENSIVE LOSS:
Net loss			(35,072)		(35,072)
Change in unrealized loss on investments				(9)	(9)
Currency translation adjustments				(874)	(874)

Total comprehensive loss					(35,955)
NET ISSUANCE OF COMMON STOCK IN ACQUISITION	1,084	11,478			11,478
NET ISSUANCE OF COMMON STOCK FOR CASH	130	1,365			1,365
STOCK-BASED COMPENSATION		2,031			2,031

BALANCE AT SEPTEMBER 30, 2007	17,741	$300,290	$(181,503)	$(603)	$118,184
COMPONENTS OF COMPREHENSIVE LOSS:
Net loss			(12,589)		(12,589)
Change in unrealized loss on investments				46	46
Currency translation adjustments				(238)	(238)

Total comprehensive loss					(12,781)
ADOPTION OF FIN 48 – ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES			(365)		(365)
NET ISSUANCE OF COMMON STOCK FOR CASH	204	881			881
STOCK-BASED COMPENSATION		3,315			3,315

BALANCE AT SEPTEMBER 30, 2008	17,945	$304,486	$(194,457)	$(795)	$109,234

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PHOTON DYNAMICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30
	2008	2007	2006
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(12,589)	$(35,072)	$2,041
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,092	4,595	5,720
Amortization of intangible assets	3,393	1,653	1,489
Stock-based compensation	3,202	1,973	3,985
Foreign currency translation adjustment gain recognized upon liquidation of a subsidiary		(928)
Acquired in process research and development		1,110
Impairment of property and equipment		2,834	81
Impairment of intangible assets	7,630
Impairment of goodwill	6,704
Non-employee stock ownership expense			14
Restructuring charge		178	30
Loss on sale of property and equipment	1	87	58
Accretion of non-interest bearing employee notes payable		70	39
Changes in assets and liabilities:
Accounts receivable	(28,660)	17,677	(2,274)
Inventories	(13,319)	5,208	14,218
Other current assets	(557)	2,353	(976)
Other assets	(997)	(268)	(1,168)
Accounts payable	18,424	(3,224)	(5,502)
Other current liabilities	(462)	(9,351)	7,735
Deferred gross margin	799	(4,218)	(5,659)
Other liabilities	(38)	(81)	79

Net cash provided by (used in) operating activities from continuing operations	(13,377)	(15,404)	19,910
Net cash used in operating activities from discontinued operations			(1,144)

Net cash provided by (used in) operating activities	$(13,377)	$(15,404)	$18,766

(Concluded) - 2

PHOTON DYNAMICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30
	2008	2007	2006
	(In thousands, except per share data)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(4,717)	$(2,391)	$(2,343)
Proceeds from sale of fixed assets			50
Acquisition of Salvador Imaging, Inc. (“Salvador”) net of cash assumed		(2,036)
Purchase of short-term investments		(92,251)	(125,928)
Maturities and sales of short-term and long-term investments	42,876	104,047	143,319

Net Cash Provided by Investing Activities	38,159	7,369	15,098

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock, net	881	1,365	1,788
Repurchase of common stock			(6,993)
Repayment of short-term notes		(93)	(609)

Net Cash Provided by (used in) Financing Activities	881	1,272	(5,814)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(237)	(2)	(403)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	25,426	(6,765)	28,918
NET DECREASE IN CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS			(1,271)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,426	(6,765)	27,647
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	41,170	47,935	20,288

CASH AND CASH EQUIVALENTS AT END OF YEAR	$66,596	$41,170	$47,935

Supplemental cash flow disclosures:
Income taxes paid	$99	$381	$768

Interest paid	$244	—	—

Supplemental non-cash financing and investing activities disclosure:
Value of note payable issued in the acquisition of Salvador		$5,334

Value of shares issued in the acquisition of Salvador		$11,478

The accompanying notes are an integral part of the financial statements.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations and Principles of Consolidation. Photon Dynamics, Inc. (“Photon Dynamics”, “PDI” or the “Company”) is a leading global supplier of integrated yield enhancement solutions for the flat panel display market. The Company utilizes its advanced digital imaging technology to develop systems that enable flat panel display manufacturers to collect and analyze data from the production line, and quickly diagnose and repair process-related defects, thereby allowing manufacturers to decrease material costs and improve throughput. The Company’s test and repair systems are used by manufacturers to collect data, analyze product quality and identify and repair product defects at critical steps in the active matrix liquid crystal display manufacturing process. The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries that are not considered variable interest entities (“VIE”s) and all VIEs for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

At September 30, 2008, the Company operated in two segments: Flat Panel Display and High-Performance Digital Imaging. Flat Panel Display is the Company’s primary business segment, accounting for more than 97% of the Company’s consolidated revenues during fiscal 2008. The Company commenced operations in the High-Performance Digital Imaging segment with its acquisition in July 2007 of Salvador, an international supplier of high-performance digital cameras for industries other than the flat panel display industry, including defense, industrial and other applications. The operations of Salvador were not material to the Company’s fiscal 2007 financial statements.

On October 2, 2008, Orbotech Ltd. (“Orbotech”) consummated the acquisition of Photon Dynamics (the “PDI Acquisition”). Under the terms of the Agreement and Plan of Merger and Reorganization, which was executed on, and dated June 26, 2008 (the “PDI Acquisition Agreement”), Orbotech paid $15.60 per share in cash for all of the issued and outstanding shares of Photon Dynamics’ common stock, resulting in an aggregate purchase price of approximately $290 million.

In connection with the consummation of the PDI Acquisition, on October 2, 2008, Photon Dynamics sold Salvador to a group of private investors for approximately $3.5 million. The sale agreement included an earn-out provision, which resulted in an additional $3.3 million being received by PDI in 2009.

Management Estimates and Assumptions. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Examples of estimates made by management include estimates of product life cycles, deferred tax assets valuation allowance, restructuring charges, stock-based compensation volatility and forfeiture rates, impairment of goodwill and other intangible assets and litigation and contingency assessments. Examples of assumptions made by management include assumptions such as meeting the criteria for revenue recognition, the calculation of the allowance for doubtful accounts, inventory write-downs, warranty accruals and when investment impairments are other-than-temporary. Actual results could differ from those estimates and assumptions.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value of Financial Instruments. The Company evaluates the estimated fair value of financial instruments using available market information and valuation methodologies. The use of different market assumptions and/or estimation methodologies could have a negative effect on the estimated fair value amounts. The fair value of the Company’s cash, cash equivalents, accounts receivable, accounts payable, notes payable and other current liabilities approximates the carrying amount due to the relatively short maturity of these items.

Cash Equivalents. Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original remaining maturity dates of three months or less from the date of acquisition.

Investments. Short-term investments consist of highly-liquid investments with remaining maturities greater than three months from the date of acquisition. Long-term investments consist of highly-liquid investments with remaining maturities greater than one year from the balance sheet date, excluding those investments that the Company has the intent and ability to realize within twelve months from the balance sheet date without incurring losses, which are classified as short-term. The Company classifies all securities as available-for-sale and all securities are reported at fair value with any related unrealized gains and losses, net of tax, recorded in shareholders’ equity under the caption ‘Accumulated other comprehensive loss’. The cost and fair value of investments are based on the specific identification method. The Company periodically reviews its investment portfolios to determine if any investment is other-than-temporarily impaired due to changes in credit risk or other potential valuation concerns. All realized gains and losses and declines in fair value that are other-than-temporary are recorded in earnings in the period of occurrence.

Inventories. Inventories, consisting of raw materials, work in process and finished goods, are stated at the lower of cost (first-in, first-out) or market. Inventory which is obsolete (defined as inventory that will no longer be used in the manufacturing process) or in excess of the forecasted usage is written down to its estimated market value based on projected demand, historical usage and other known factors. The Company reviews the appropriate valuation of its inventories on a quarterly basis.

Land, Property and Equipment. Property and equipment are recorded at cost. Depreciation of property and equipment is based on the straight-line method over the estimated useful lives of the assets which are thirty years for buildings, and three to five years for equipment and office furniture and fixtures. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the useful life of the related asset. Land is recorded at cost, and is not depreciated. Amortization of assets recorded under capital leases is included with depreciation expense.

Depreciation expenses for the years ended September 30, 2008, 2007 and 2006 totaled $3.1 million, $4.6 million and $5.7 million, respectively.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company periodically reviews its land, property and equipment to determine if facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable or that the useful life is shorter than originally estimated. If such indicators exist, the Company assesses the recoverability of its assets held for use by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Goodwill and Intangible Assets. Goodwill is recorded when the purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized, but is reviewed for impairment annually during the fourth quarter of each fiscal year.

Acquisition-related intangibles, including purchased technology, license agreements and non-compete contracts, are presented at cost, net of accumulated amortization and impairments. Intangible assets are amortized on a straight-line basis over their estimated useful lives of two to seven years. The Company periodically reviews its identified intangible assets to determine if facts and circumstances exist which indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances do exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Accumulated Other Comprehensive Loss. The Company reports items required to be recognized under accounting standards as components of comprehensive loss, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, in shareholders’ equity in its consolidated financial statements.

Concentrations and Other Risk. The Company uses financial instruments that potentially subject it to concentrations of credit risk. Such instruments consist principally of cash equivalents, marketable securities, trade accounts receivable and financial instruments used in hedging activities.

The Company’s policy until the beginning of 2008 was to invest excess cash not required for use in operations in securities that the Company believed bore minimal risk of loss. These investments were of a short-term nature and include investments in auction-rate preferred securities, commercial paper and government and corporate debt securities. During 2008 the Company reduced its holdings in auction-rate securities from approximately $16.2 million at September 30, 2007 to approximately $1.0 million at September 30, 2008. The Company has not experienced any material losses due to institutional failure or bankruptcy. During 2008 auction-rate securities experienced a lack of liquidity as evidenced by failed auctions. As a result, the Company classified its remaining investments in such securities at September 30, 2008 among ‘long-term investments’.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company’s customers are located in South Korea, Taiwan, Japan and China. Sales to customers in these countries may be adversely affected by the overall state of these economies, including the effects of currency exchange rate fluctuations. The Company generally does not require collateral for its trade accounts receivable. The Company maintains a provision for potential credit losses based upon expected collectibility of all accounts receivable. For sales to some of its customers in certain geographic regions, the Company requires letters of credit. The majority of the Company’s revenue is invoiced in U.S. dollars although approximately $19.7 million, $18.7 million and $7.4 million of revenue that was recognized in fiscal 2008, 2007 and 2006 (each of which ended on September 30), respectively, were invoiced in currencies other than the U.S. dollar, primarily Japanese Yen and Korean Won. The Company believes its credit evaluation prior to shipment, credit instruments such as letters of credit, and subsequent monitoring of customer status mitigates its credit risk.

The Company had foreign currency exchange contracts outstanding at September 30, 2008. These instruments were used to mitigate the impact of currency fluctuations on the Company’s income. The Company may be exposed to credit loss in the event of non-performance by counterparties on foreign exchange contracts it may use to mitigate the effect of exchange rate fluctuations. These counterparties are large, international financial institutions and to date, no counterparty has failed to meet its financial obligations to the Company.

The Company’s products include certain components that are currently supplied by a sole-source vendor. The Company believes that other vendors may be able to provide similar components; however, the qualification of such vendors may require lead time. In order to mitigate any adverse impacts from a disruption of supply, the Company attempts to maintain an adequate supply of critical single-sourced components.

Foreign Currency. The functional currencies of the Company’s foreign subsidiaries are their respective local currencies. Accordingly, all assets and liabilities of the foreign operations are translated to U.S. dollars at current period-end exchange rates, and revenues and expenses are translated to U.S. dollars using weighted-average exchange rates in effect during the period. The gains and losses from the translation of these subsidiaries’ financial statements into U.S. dollars are recorded directly into a separate component of shareholders’ equity under the caption ‘Accumulated other comprehensive loss’. Currency transaction gains and losses are included in the Company’s results of operations.

Derivative Financial Instruments. The Company may use forward exchange contracts to mitigate the effect of exchange rate fluctuations on a portion of, but not all, existing and anticipated foreign currency denominated transactions expected to occur within the following 18 months. The purpose of Photon Dynamics’ foreign currency program is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, cost and eventual cash flows. The Company believes these financial instruments do not subject it to speculative risk that would otherwise result from changes in currency exchange rates.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company’s derivative instruments are recorded at fair value based on quoted market prices for comparable instruments. Gains and losses are recorded immediately in earnings.

At September 30, 2008, the Company had foreign currency forward exchange contracts to sell approximately $0.8 million in Japanese Yen and $4.8 million in Korean Won.

The Company accounts for its derivative instruments according to Statement of Financial Accounting Standards (“FAS”) No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (“FAS 133”), which requires that all derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify, or are not effective, as hedges, must be recognized currently in earnings. The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hold or issue leveraged derivative financial instruments.

Warranty. The Company’s warranty policy states that it will generally provide warranty coverage for a period of 12 months from final acceptance or 14 months from shipment, whichever is shorter. The Company records the estimated cost of warranty coverage, primarily material and labor to repair and service the equipment upon product shipment, when the related revenue is recognized. The Company’s warranty obligation is affected by product failure rates, material usage rates and the efficiency with which the product failure is corrected. The Company reviews actual product failure rates and material usage rates on a periodic basis and adjusts the warranty liability as necessary.

Revenue Recognition. Photon Dynamics derives revenue primarily from the sale and installation of equipment and spare part sales.

The Company recognizes revenue on the sale and installation of equipment when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured. Persuasive evidence of an arrangement exists when a sales quotation outlining the terms and conditions of the arrangement has been issued to the customer and a purchase order has been received from the customer accepting the terms of the sales quotation and stating, at a minimum, the number of systems ordered and the value of the overall arrangement. The Company does not, in the normal course of business, provide a right of return to its customers.

The Company accounts for certain of its product sales as arrangements with multiple deliverables. For arrangements with multiple deliverables, the Company recognizes revenue for the delivered items if they have value to the customer on a standalone basis, the amount of revenue attributable to delivered elements is not subject to refund, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company and the fair value of undelivered items, such as installation and system upgrade rights, can be reliably determined. The Company allocates revenue to the delivered items based on: (i) the lesser of the amount due and billable upon shipment; and (ii) the difference between the total amount due at the time of shipment and the allocated fair value of the undelivered elements. The remaining amount is recognized after installation and acceptance, at which time the final amount becomes due. Installation and other services are not essential to the functionality of the products as these services do not alter the product capabilities, do not require specialized skills or tools and can be performed by other vendors.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

For new products that have not been demonstrated to meet product specifications, 100% of revenue is deferred until customer acceptance.

The Company recognizes revenue on the sale of spare parts when persuasive evidence of an arrangement exists, the product has been shipped, risk of loss has passed to the customer and collection of the resulting receivable is probable.

The Company recognizes customer support revenue for non-warranty services as services are performed or ratably over the term of the maintenance contract, if such a contract has been entered into.

For arrangements that include engineering services that are essential to the functionality of a product or involve significant customization or modification of the product, the Company recognizes revenue using the percentage-of-completion method, as described in SOP 81-1 ‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts’, if the Company believes it is able to make reasonably dependable estimates of the extent of progress toward completion. The Company measures progress toward completion using an input method based on the ratio of costs incurred to date, principally labor, to total estimated costs of the project.

These estimates are assessed on an ongoing basis during the term of the contract, and revisions are reflected when changed conditions become known. In some cases, the Company accepts engineering services contracts for which the Company is not reasonably able to estimate the amount of revenues or costs under the contract. In these situations, provided that the Company is reasonably assured that no loss will be incurred under the arrangement, the Company recognizes revenues and costs based on a zero profit model, which results in the recognition of equal amounts of revenues and costs, until the engineering professional services are complete.

In situations where the Company accepts engineering services contracts that are expected to result in losses at the time of acceptance in order to gain experience in developing new technology that could be used in future products and services, provisions for losses on contracts are recorded when estimates indicate that a loss will be incurred on a contract.

The Company has a policy to record a provision as necessary based on historical rates for estimated sales returns in the same period as the related revenue is recorded, which is netted against revenue.

Shipping Costs. The Company’s shipping and handling costs are included under cost of sales for all periods presented. In those instances where the Company does invoice for shipping and handling, the amounts invoiced are classified as revenue.

Advertising. The Company expenses advertising costs as incurred. Advertising expense was $320,000, $10,000 and $38,000 for fiscal 2008, 2007 and 2006, respectively.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Research and Development Costs. Costs to develop the Company’s products, which include both hardware and software components, are expensed as incurred. Software incorporated in the Company’s products is an integral part of the overall product design process and costs to develop software, which are deemed to be incidental, are not tracked separately.

Income Taxes. The Company accounts for income taxes in accordance with the liability method in accounting for income taxes. Under the liability method, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse.

The liability approach also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. Management has determined that all of the Company’s tax assets should be offset by a valuation allowance.

In addition, the calculation of the Company’s tax liabilities requires addressing uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on the Company’s estimate of whether, and the extent to which, additional tax payments are more likely than not. If the Company ultimately determines that payment of these amounts is unnecessary, it will reverse the liability and recognize a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company will record an additional charge in its provision for taxes in the period in which the Company determines that the recorded tax liability is less than the amount that the Company expects the ultimate assessment to be.

Earnings Per Share. Basic earnings per share is calculated using the weighted-average number of shares of common stock outstanding. Diluted earnings per share is computed in the same manner and also gives effect to all dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of in-the-money stock options and unvested restricted stock units issued to employees under employee stock option plans.

Stock-Based Compensation. Effective October 1, 2005, the Company has estimated the fair value of employee stock options and employee stock purchase plans using the Black-Scholes valuation model, consistent with the provisions of FAS 123R, SEC SAB No. 107 and its prior period pro forma disclosures of net earnings, including stock-based compensation (determined under a fair value method as prescribed by FAS No. 123). The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected life of options and the price volatility of the underlying stock.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Variable Interest Entity. In November 2005, Photon Dynamics entered into certain agreements which committed the Company to provide funding to an early-stage development company subject to certain conditions and milestones. The funding was in the form of a convertible note. In addition, in exchange for providing a limited license to use certain of the Company’s intellectual property, the Company received an equity interest in the development company. For accounting purposes, Photon Dynamics was considered to be the primary beneficiary within the provisions of FASB Financial Interpretation No. 46 (revised 2003) ‘Consolidation of Variable Interest Entities’. Due to the nature of the agreement, the Company determined that since Photon Dynamics was essentially providing 100% of the funding, there was no offset for minority interest and accordingly the Company consolidated 100% of the entity’s operations. This development-stage company ceased operations and was liquidated in fiscal 2007.

Reclassifications. Certain prior-year balances have been reclassified to conform to current financial statement presentation, as follows:

(a)	The consolidated statements of operations were revised to provide separate disclosure of revenues from sales of products and revenues from services and the related cost of revenues.

(b)	The consolidated statement of cash flows for the year ended September 30, 2006 was revised to reconcile net income to net cash provided by operating activities. Previously, the Company reconciled income from continuing operations to net cash provided by operating activities.

These reclassifications had no impact on previously reported results of operations or shareholders’ equity.

Recent Accounting Pronouncements. In December 2007, the Financial Accounting Standards Board (the “FASB”) issued Statement of Accounting Standards No. 141 (revised 2007) ‘Business Combinations’ (“FAS 141(R)”). FAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company was required to, and did, adopt FAS 141(R) on October 1, 2009, in respect of business combinations entered into after that date.

In February 2007, the FASB issued FAS No. 159, ‘The Fair Value for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115’ (“FAS 159”). FAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of FAS 159 will be effective for the Company in fiscal years beginning October 1, 2008. The Company is evaluating the impact of this statement on its results of operations, financial position and cash flows.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In September 2006, the FASB issued FAS No. 157, ‘Fair Value Measurements’ (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were effective for the Company in fiscal years beginning October 1, 2008. The Company is evaluating the impact of this statement on its results of operations, financial position and cash flows. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, ‘Effective Date of FASB Statement No. 157’, which delays the effective date of FAS 157 from 2008 to 2009 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 2 - FINANCIAL STATEMENT COMPONENTS:

	September 30
	2008	2007
	(In thousands)
Consolidated Balance Sheet
Inventories:
Raw materials	$13,027	$7465
Work-in-process	12,545	4,491
Finished goods	1,152	1,336

	$26,724	$13,292

Land, property and equipment:
Land and building	$6,571	$5,055
Equipment	18,083	15,665
Office furniture and fixtures	2,392	2,479
Leasehold improvements	8,659	8,442

	35,705	31,631
Less: accumulated depreciation and amortization	(23,498)	(21,048)

	$12,207	$10,583

Other current liabilities:
Employees	$5,671	$4,897
Vendor obligation		673
Professional fees	402	2,441
Customer deposits	1,002
Other accrued expenses	3,082	1,863

	$10,187	$9,874

Deferred gross margin:
Deferred system sales	$22,916	$10,269
Deferred cost of revenue related to system sales	(18,881)	(7,033)

	$4,035	$3,236

Accumulated other comprehensive loss:
Foreign currency translation adjustments	$(781)	$(543)
Unrealized losses on available-for-sale securities	(14)	(60)

	$(795)	$(603)

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 2 - FINANCIAL STATEMENT COMPONENTS (continued):

	Year ended September 30
	2008	2007	2006
	(In thousands)
Consolidated Statements of Operations:

Cost of products sold:
Materials and subcontractors	$66,696	$25,263	$73,776
Labor cost	3,313	4,393	5,449
Overhead and other expenses	11,643	16,185	24,863

	$81,652	$45,841	$104,088

Cost of service rendered:
Materials and subcontractors	$7,495	$5,870	$6,640
Labor cost	4,088	2,250	2,813
Overhead and other expenses	623	2,413	664

	$12,206	$10,533	$10,117

Change in allowance for doubtful accounts:
Balance at beginning of year	$239	$406	$153
Charged to (credited to) Expense	5	233	270
Deductions	(236)	(400)	(17)

Balance at end of year	$8	$239	$406

Interest income and other, net
Interest income	$2,589	$4,490	$3,741
Interest expense	(311)	(627)	(429)
Foreign exchange gain (loss)	(850)	532	(335)
Other	183	(205)	(174)

	$1,611	$4,190	$2,803

In fiscal 2007, the Company substantially liquidated its net investment in its Canadian subsidiary, Photon Dynamics Canada, Inc., for financial statement purposes. In accordance with the provisions of Statement of Financial Accounting Standards No. 52, ‘Foreign Currency Translation’ the Company recorded a gain on its net investment in this subsidiary of approximately $928,000, composed of translation adjustment gains that had accumulated in ‘Accumulated other comprehensive loss’ on the Consolidated Balance Sheet.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 3 - DISCONTINUED OPERATIONS

Printed Circuit Board Assembly Inspection Business

The Company formerly operated a business which sold printed circuit board assembly inspection products, which was discontinued in January, 2003.

Loss from discontinued operations of the printed circuit board assembly inspection business was approximately $154,000 in fiscal 2006. The loss from discontinued operations for the year ended September 30, 2006 included approximately $259,000 of legal costs related to the Amtower v. Photon Dynamics, Inc. lawsuit, offset by approximately $108,000 of deferred rent charges that were reversed in the quarter ended December 31, 2005 when the Company successfully renegotiated its remaining lease obligations for its Austin, Texas facility.

Other current assets at September 30, 2007 included approximately $640,000, related to discontinued operations of the Printed Circuit Board Assembly Inspection business. These assets consist primarily of court-awarded legal fees and insurance reimbursements related to the Amtower v. Photon Dynamics, Inc. lawsuit. This lawsuit, which was filed on April 30, 2001, was taken to trial in April and May 2006, and judgments were entered in favor of the Company and its former officers. In June 2006, the plaintiff filed a timely notice of appeal, which was dismissed in April 2008.

Cathode Ray Tube Display and High Quality Glass Inspection Business

The Company formerly operated a business which sold cathode ray tube display and high quality glass inspection products, which was discontinued in June, 2003.

Income from discontinued operations of the cathode ray tube display and high quality glass inspection business was approximately $27,000 in fiscal 2006. Income from discontinued operations for the year ended September 30, 2006 included approximately $17,000 of adjustments to reduce the estimated warranty liability.

Other current liabilities at September 30, 2007 include approximately $1,000, related to remaining operating lease obligations which continued through October 2007.

NOTE 4 - ACQUISITIONS

Year ended September 30, 2007 Acquisitions

On July 3, 2007, the Company entered into agreements with Salvador, an international supplier of high-performance digital cameras, to acquire 100% of the issued and outstanding shares of Salvador. The purchase price of $20 million consisted of $8 million in cash and $12 million in shares of common stock of Photon Dynamics. In accordance with the governing agreements, the Company issued 1,084,406 shares of its common stock on July 27, 2007.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 4 - ACQUISITIONS - (continued)

On April 23, 2007, Photon Dynamics had entered into a joint venture agreement with Salvador. This joint venture resulted in the formation of Salvador Systems LLC. Under the terms of the subsequent agreements to acquire Salvador, the joint venture agreement and the related licensing agreements were terminated and Salvador Systems LLC was dissolved and absorbed into the acquisition of Salvador. As part of the PDI Acquisition, Salvador was divested, see note 1.

Purchase Price Allocation and Pro Forma Information

The acquisition of Salvador was accounted for as a business combination under the purchase method of accounting. The purchase price was allocated by management to the assets acquired and liabilities assumed taking into account an independent appraisal of their respective fair values. To determine the value of the developed and core technologies, the expected future cash flows attributed to all existing technology were discounted, taking into account risks related to the characteristics and application of the technology, existing and future markets and assessments of the life cycle stage of the technology. The value attributed to the backlog was related to purchase orders that had been received prior to the close of the acquisition, determined as the expected discounted cash flow resulting from the revenue related to the shipment of such orders, less normal profit margins.

The value of in-process research and development was determined based on the expected cash flow attributed to the in-process projects, taking into account revenue that was attributable to previously developed technology, the level of effort to date in the in-process research and development, the percentage of completion of the project and the level of risk associated with the in-process technology. The projects identified as in-process were those that were underway as of the acquisition date and that will, after the applicable closing date, require additional effort in order to establish technological feasibility and have no alternative future uses. These projects have identifiable technological risk factors that indicate that even though successful completion is expected, it is not assured. The value of in-process research and development has been included in the Company’s results of operations.

The Company applied discount factors to the projected cash flows of the acquired technology in order to determine the present value, based on discount rates with inherent risk and expected growth of the developed, core and in-process technologies. The discount rates used for the developed, core and in-process technologies for the acquisition of Salvador were 28%, 28% and 32%, respectively.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 4 - ACQUISITIONS - (continued)

A summary of the allocation of the purchase price for Salvador is as follows:

Allocation Value
(In thousands)

Developed technology	$6,340
Core technology	1,580
In-process research and development	1,110
Customer relationships	910
Backlog	110
Tradename	640
Non-compete agreement	1,380
Goodwill	6,704
Net fair value of acquired tangible assets and assumed liabilities	750

$19,524

The acquired technologies, customer relationships, tradename and non-compete agreement are being amortized over four, four, seven and three years, respectively, from the date of acquisition. The backlog was amortized to cost of sales at the time revenue is recognized for the related customer orders.

NOTE 5 - GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Goodwill

The carrying value of goodwill was approximately $153,000 and $6.9 million at September 30, 2008 and 2007, respectively. The goodwill was allocated as follows: $153,000 at September 30, 2007 and 2008 to the Flat Panel Display segment and $6.7 million at September 30, 2007 to the High-Performance Digital Imaging segment. During the fourth quarter of fiscal 2008, the Company impaired the entire $6.7 million in goodwill related to the High-Performance Digital Imaging segment. The impairment amount was determined based on the subsequent sale of Salvador, which reflected a fair value of the High-Performance Digital Imaging segment as the book value of its tangible assets. Hence, the goodwill and other intangible assets balances were written-off.

Intangible Assets

The carrying value of intangible assets was approximately $0 and $11.0 million at September 30, 2008 and 2007, respectively. The intangible assets relate to the High-Performance Digital Imaging segment. As noted above, during the fourth quarter of fiscal 2008, the Company determined that the fair value of the High-Performance Digital Imaging segment was equal to the book value of its tangible assets, and therefore also wrote-off approximately $7.6 million of the remaining intangible assets balance related to the High-Performance Digital Imaging segment.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 5 - GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS (continued):

The components of intangible assets as of September 30, 2008 and 2007 were as follows:

	Technology	Non Compete Contract	Customer Relations	Trade Name	Backlog	Total
	(In thousands)

Gross carrying amount at September 30, 2008	$11,334	$2,348	$910	$640	$110	$15,342
Accumulated amortization	(5,724)	(1,477)	(265)	(187)	(59)	(7,712)
Impairment at September 30, 2008	(5,610)	(871)	(645)	(453)	(51)	(7,630)

Net carrying amount at September 30, 2008	$0	$0	$0	$0	$0	$0

Gross carrying amount at September 30, 2007	$11,334	$2,348	$910	$640	$110	$15,342
Accumulated amortization	(3,205)	(1,041)	(38)	(27)	(8)	(4,319)

Net carrying amount at September 30, 2007	$8,129	$1,307	$872	$613	$102	$11,023

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 5 - GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS (continued):

The following table summarizes the activity during the fiscal years ended September 30, 2008 and 2007:

	Technology	License Agreement	Non Compete Contract	Customer Relations	Trade Name	Backing	Total
Balance as of October 1, 2006	$1,332	$190	$194	$0	$0	$0	$1,716
Acquired during the period	7,920		1,380	910	640	110	10,960
Amortization during the period	$(1,123)	$(190)	$(267)	$(38)	$(27)	$(8)	$(1,653)

Balance as of September 30, 2007	$8,129	$0	$1,307	$872	$613	$102	$11,023
Amortization during the period	(2,519)		(436)	(227)	(160)	(51)	(3,393)
Impairment during the period	(5,610)		(871)	(645)	(453)	(51)	(7,630)

Balance as of September 30, 2008	$0	$0	$0	$0	$0	$0	$0

Amortization costs for the years ended September 30, 2008, 2007 and 2006 totaled $3.4 million, $1.7 million and $1.5 million, respectively.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 6 - RESTRUCTURING AND OTHER CHARGES

March 2007 Impairment of Property and Equipment

During the three months ended March 31, 2007, the Company recorded approximately $2.8 million of charges to impair property and equipment.

As a result of the implementation of the Company’s offshore manufacturing program, management performed an impairment assessment of its manufacturing facilities and equipment. Based on that assessment, management determined that the 22,000 square foot U.S. manufacturing facility owned by the Company was impaired. In accordance with the provisions of FAS 144, ‘Accounting for the Impairment or Disposal of Long-lived Assets’, the Company recorded an impairment charge of approximately $2.0 million in the three months ended March 31, 2007. This charge was based on the difference between the carrying amount of the asset over the asset’s appraised fair value. In addition, during the three months ended March 31, 2007, the Company incurred an impairment charge of approximately $834,000 as a result of the write-off of certain capital equipment that was determined to have no additional future use.

February 2007 Restructure

On February 21, 2007, the Company announced the implementation of a company-wide cost reduction plan approved by the board of directors and designed to accelerate the Company’s objective of achieving consistent profitability. Management’s goal was to size the Company’s business in response to the then current state of the flat panel display market. The Company recorded this restructuring plan in accordance with Statement of Financial Accounting Standards No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’ (“FAS 146”).

The restructuring plan consisted of reducing the Company’s workforce. Management approved and implemented the plan and determined the settlement that would be offered to the employees being terminated. Management determined that terminations affecting 56 employees would occur on February 21, 2007.

The Company recorded a restructuring charge of approximately $1.0 million in the three months ended March 31, 2007, which was comprised of employee severance and related benefits. In the three months ended June 30, 2007, the Company reversed approximately $95,000 of the initial charge for severance benefits not paid. These charges are reflected in ‘Restructuring charge’ in the Company’s Consolidated Statements of Operations.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 6 - RESTRUCTURING AND OTHER CHARGES - (continued)

The following table summarizes the liability since inception:

One-Time Termination Benefits
(In thousands)

Inception of liability	$1,017
Cash payments	(926)
Adjustments to the liability	(91)

Balance at September 30, 2008 and 2007	$—

Adjustments to the liability represent severance not paid and foreign currency translation effects on the liability.

November 2006 Restructure

On November 16, 2006, the Company announced its intention to discontinue its PanelMasterTM product line. The Company recorded this restructuring plan in accordance with FAS 146.

The restructuring plan included reducing the Company’s workforce and impairing certain manufacturing assets associated with the PanelMasterTM product line. Management approved and implemented the plan and determined the benefits that would be offered to the employees being terminated. Management determined that terminations affecting ten employees would take place in November and December 2006. In November 2006 all ten of the affected employees were notified of their termination.

The Company recorded a restructuring charge of approximately $446,000 in the three months ended December 31, 2006, which was comprised of employee severance and related benefits and the impairing of certain manufacturing assets associated with the product line. These charges are reflected in ‘Restructuring charge (benefit)’ in the Company’s Consolidated Statements of Operations. All severance amounts were paid out in the six months ended March 31, 2007.

The following table summarizes the liability since inception:

	One-Time Termination Benefits	Other Costs	Total
	(In thousands)

Inception of liability	$173	$273	$446
Cash payments	(171)	(273)	(444)
Adjustments to the liability	(2)		(2)

Balance at September 30, 2008 and 2007	$—	$—	$—

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 6 - RESTRUCTURING AND OTHER CHARGES - (continued)

Adjustments to the liability represent severance not paid and foreign currency translation effects on the liability.

September 2006 Impairment of Property and Equipment

During the three months ended September 30, 2006, the Company recorded approximately $81,000 of charges to impair property and equipment for manufacturing capital equipment that had no future use.

April 2005 Restructure

During the third quarter of fiscal 2005, the Company implemented a restructuring plan to relocate all activities in its Markham, Canada location—consisting of research and development related to the Company’s PanelMasterTM inspection systems—to the Company’s Daejon, South Korea and San Jose, California locations. The Company recorded this restructuring plan in accordance with FAS 146.

The restructuring plan included reducing its workforce and closing its Markham, Canada location. Management approved and implemented the plan and determined the benefits that would be offered to the employees being terminated. Management determined that terminations affecting up to 32 employees would take place in three phases through March 31, 2006. Certain of these employees were offered permanent employment elsewhere in the Photon Dynamics group of companies and those that accepted were provided with certain relocation benefits in lieu of severance benefits. In the third quarter of fiscal 2005, all 32 of the affected employees were notified of their termination.

The Company recorded an initial restructuring charge of approximately $676,000 in the third quarter of fiscal 2005, which was comprised of approximately $430,000 for employee severance and related benefits and approximately $246,000 related to contract termination costs associated with excess facilities. The charge for excess facilities relates to rent obligations under long term operating lease agreements which are to be paid in cash through October 2007, net of a sublease agreement the Company entered into in April 2005, and to costs associated with the book value of leasehold improvements. The Company recorded a total restructuring charge of approximately $1.2 million in the fiscal year ended September 30, 2005. The Company recorded an additional restructuring charge of approximately $114,000 during the six months ended March 31, 2006, which represented the ratable charges for employee severance and related retention benefits that were to be paid in March 31, 2006. This charge was offset by approximately $84,000 of adjustments to the liability for bonuses not paid. These charges are reflected in ‘Restructuring charge’ in the Company’s Consolidated Statements of Operations.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 6 - RESTRUCTURING AND OTHER CHARGES - (continued)

The following table summarizes the liability since inception:

	One-Time Termination Benefits	Contract Termination Costs	Total
	(In thousands)

Balance at October 1, 2005	$449	$59	$508
Cash payments	(492)	(16)	(508)
Costs incurred and charged to expense	114	—	114
Adjustments to the liability	(71)	(5)	(76)

Balance at September 30, 2006	$—	$38	$38
Cash payments	—	(14)	(14)
Adjustments to the liability	—	1	1

Balance at September 30, 2007	$—	$25	$25
Cash payments	—	(1)	(1)

Balance at September 30, 2008	$—	$24	$24

As of September 30, 2008, the remaining liability of approximately $24,000 is reflected in ‘Other current liabilities’ in the Company’s Consolidated Balance Sheets and relates primarily to the lease of the Markham, Canada facility. All termination benefits had been paid out by that date.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 7 - FINANCIAL INSTRUMENTS:

Available-for-sale Investments

The amortized cost and estimated fair value of securities available-for-sale, by type, are as follows:

	Amortized cost	Gross Unrealized gains	Gross Unrealized losses	Estimated fair value
	(In thousands)
September 30, 2008
Auction-rate preferred securities - included as long-term investments	$1,000		$(14)	$986

September 30, 2007
Auction-rate preferred securities	16,235			16,235
Corporate debt securities	23,641	1	(64)	23,578
Mortgage-backed securities	4,000	3		4,003
Money market bank deposits and other	18,697			18,697

Total available-for-sale investments	$62,573	$4	$(64)	$62,513

Amounts included in:
Cash equivalents	18,697			18,697
Short-term investments	42,676	4	(40)	42,640
Long-term investments	1,200		(24)	1,176

Total available-for-sale investments	$62,573	$4	$(64)	$62,513

The contractual maturities of the Company’s auction-rate securities as of September 30, 2008, are due in greater than 10 years.

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Net realized gains and losses for the years ended September 30, 2008, 2007 and 2006 were not material to the Company’s financial position or results of operations and have been included in ‘Interest income and other, net’ in the Consolidated Statements of Operations in the respective period.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 7 - FINANCIAL INSTRUMENTS (continued):

The gross unrealized losses related to the Company’s investments are due to changes in interest rates and bond yields. The longer the duration of a security, the more susceptible it is to changes in market interest rates and bond yields. As yields increase, those securities with a lower yield-at-cost show a mark-to-market unrealized loss. The Company views these unrealized losses as temporary in nature and believes it has the ability to realize the full value of all these investments.

The Company periodically reviews its investment portfolio for possible impairment due to changes in credit risk or other potential valuation concerns. The Company believes that no investment held at September 30, 2008 was impaired. While certain available-for-sale securities have fair values that are below cost, the Company believes that the decline in market value is due to changes in interest rates and bond yields and not due to increased credit risk.

Derivative Financial Instruments

Photon Dynamics may use financial instruments, such as forward exchange and currency option contracts, to hedge a portion of, but not necessarily all, existing and anticipated foreign currency denominated transactions or existing account balances. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions or balances being hedged. Under its foreign currency risk management strategy, the Company utilizes derivative instruments to protect against unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. However, these derivative instruments do not fully hedge the Company’s exposure to foreign exchange rate risk. This financial exposure is monitored and managed by the Company as an integral part of its overall risk management program, which focuses on the volatility of the financial markets and seeks to reduce potentially adverse effects that the volatility in these markets may have on its operating results.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 7 - FINANCIAL INSTRUMENTS (continued):

The Company conducts business internationally in several currencies. As such, it is exposed to fluctuations in foreign currency exchange rates. The Company’s exposure to foreign exchange rate fluctuations arises in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the re-measurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers. The Company defines its exposure as the risk of changes in the functional-currency-equivalent cash flows (generally U.S. dollars) attributable to changes in the related foreign currency exchange rates.

In June 2007, the Company entered into forward sales contracts in order to manage foreign currency risk associated with certain trade accounts receivable denominated in Japanese Yen. These contracts required the Company to exchange currencies at rates agreed upon at the contract’s inception and have terms designed to match the timing of payment from the yen-denominated accounts receivable. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the balance of the accounts receivable, these financial instruments mitigate the risk that might otherwise result from certain changes in currency exchange rates between U.S. dollars and Japanese Yen. The Company did not designate these forward sales contracts as hedging instruments, as defined by FAS 133, and, as such, records the changes in the fair value of these derivatives immediately in ‘Interest income and other, net’ in the Company’s condensed consolidated statements of operations. At September 30, 2008, the Company had foreign exchange forward contracts to sell approximately $0.8 million in Japanese Yen and $4.9 million in Korean Won. The fair value of the contracts was not material. The contracts expired in November 2008.

NOTE 8 - INCOME TAXES:

The provision for income taxes related to continuing operations consists of the following:

	Year ended September 30
	2008	2007	2006
	(In thousands)
Current:
Federal	$163	$27	$175
State	26	76	2
Foreign	337	210	356
Deferred - foreign	24	(33)	28

Provision for income taxes	$550	$280	$561

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 8 - INCOME TAXES (continued):

Income (loss) before income taxes related to continuing operations consists of the following:

	Year ended September 30
	2008	2007	2006
	(In thousands)
Domestic	$(13,836)	$(36,755)	$1,379
Foreign	1,797	1,963	1,350

Income (loss) before taxes	$(12,039)	$(34,792)	$2,729

The significant components of the Company’s deferred income tax assets are as follows:

	September 30
	2008	2007
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$40,001	$44,310
Research credit carryforwards	7,143	9,049
Foreign research and development expenditures	10,885	10,885
Purchased intangibles	7,620	3,755
Inventory write-downs	4,481	5,807
Depreciation	2,687	2,060
Allowance for doubtful accounts		89
Other expenses not currently deductible	3,993	3,744
Stock-based compensation	2,235	1,714
Deferred revenue	6,196	3,360

Total deferred tax assets	85,241	84,773
Valuation allowance	(85,177)	(84,685)

Total net deferred tax assets	$64	$88

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 8 - INCOME TAXES (continued):

Deferred tax assets reflect net operating loss and credit carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The valuation allowance increased by approximately $0.5 million in fiscal 2008 and decreased by approximately $11.4 million in fiscal 2007. As of September 30, 2008, approximately $14.4 million of the valuation allowance is related to the benefits attributable to stock option deductions which will be credited to paid-in capital when realized.

As of September 30, 2008, the Company had federal and state net operating loss carryforwards of approximately $110.2 million and $30.2 million, respectively. The federal net operating loss carryforwards will begin expiring in fiscal year 2022 if not utilized. The state net operating loss carryforwards will expire at various times beginning in fiscal year 2015 if not utilized. The Company also had federal and state research and development tax credit carryforwards of approximately $5.5 million and $5.9 million, respectively. The federal credits expire on an annual basis through fiscal year 2028 if not utilized. The state credits have an indefinite carryforward period.

As of September 30, 2008, the Company had cumulative foreign loss carryforwards for Canadian income tax purposes of approximately $2.0 million. These foreign loss carryforwards will expire on an annual basis through fiscal year 2027 if not utilized. The Company had cumulative Canadian scientific research and development expenditures (“SR&D”) available for deduction in future years of approximately $18.4 million. These deductible SR&D can be carried forward to reduce future Canadian taxable income indefinitely. The Company also had SR&D credit carryforwards of approximately $5.0 million, which continue to expire on an annual basis through fiscal year 2015. In light of the fiscal 2005 restructuring of the Canadian operation, in which the Canadian facility was closed and all research and development activity moved elsewhere in the Company, and the varying future expiration dates of the available tax loss and credit carryforwards, the Company does not expect to realize any tax benefit associated with these attributes.

Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of the Company’s domestic net operating loss and tax credit carryforwards may be subject to limitation should it be determined that there has been a change in ownership of more than 50% of the value of the Company’s stock (as actually occurred following the acquisition by Orbotech, see note 1). Such determination would limit the utilization of net operating loss and tax credit carryforwards.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 8 - INCOME TAXES (continued):

The reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended September 30
	2008	2007	2006
	(In thousands)
Expected expense (benefit) at federal statutory rate	$(4,214)	$(12,175)	$955
State income tax	17
Foreign income tax rate differences	46	99	(79)
Losses (benefited)/not benefited	1,970	11,961	(827)
Disallowed business meals, entertainment and penalties	44	50	196
Nondeductible stock-based compensation	184	114	173
Nondeductible VIE losses		231	143
Goodwill impairment	2,346
Other	157

Provision for income taxes	$550	$280	$561

Uncertain tax positions:

As described in note 1 above, the Company adopted the provisions of FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109’ (“FIN 48”) as of October 1, 2007. As a result, as of that date the Company recognized a liability for unrecognized tax benefits in the amount of $365,000. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as a decrease in the balance of retained earnings as of October 1, 2007.

In fiscal 2008 the Company recognized no interest expenses related to unrecognized tax benefit. As of September 30, 2008, there was no interest accrued on the balance sheet related to unrecognized tax benefits. There was no change in the liability during 2008.

It was not expected that the amount of unrecognized tax benefits would change materially in the twelve months following September 30, 2008.

The Company files income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years from 2001 through 2005, the Company and each of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY

Stock Option Exchange Program

On January 24, 2007, at the Company’s Annual Meeting of Shareholders, the Company’s shareholders approved an amendment to the Photon Dynamics, Inc. 2005 Equity Incentive Plan (the “2005 Plan”) to permit a one-time stock option exchange program in which employees holding certain stock options having exercise prices significantly higher than the Company’s market price for its common stock would be allowed to exchange those options for a lesser number of restricted share units. The Company’s executive officers and members of the Company’s board of directors were not eligible to participate in the exchange. This exchange took place on May 15, 2007. Of the aggregate amount of 804,374 options eligible for exchange, employees elected to exchange an aggregate of 723,271 options, for which the Company issued an aggregate of 241,213 restricted stock units (see note 10).

Common Stock Repurchase Program

On August 21, 2006, the Company’s Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to a maximum of 1.1 million outstanding shares of the Company’s common stock. In fiscal 2006, the Company repurchased 529,601 shares at an average purchase price of $13.18. The aggregate repurchase price of approximately $7.0 million was reflected as a reduction of common stock in the consolidated financial statements. In fiscal 2007 and 2008, the Company made no additional repurchases as management determined that additional purchases were not warranted.

Repurchases under the above program were made from time to time on the open market at prevailing prices and in negotiated, off-market transactions as management deemed appropriate. The Company did not repurchase shares during any period in which the Company was in possession of material non-public information. The purchases were funded from available working capital and the repurchased shares were either retired or used for future stock issuances. Although the program technically remained in effect at September 30, 2008, the Company will not make any additional purchases due to the acquisition by Orbotech of all of the issued and outstanding shares of the Company on October 2, 2008.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

Acquisition of Salvador

On July 27, 2007, the Company purchased Salvador. The aggregate purchase price included the issuance of 1,084,406 shares of Photon Dynamics’ common stock valued at approximately $11.5 million. The value of the 1,084,406 shares of common stock issued by the Company in the acquisition was based on the average price of the Company’s stock on July 27, 2007, the date the stock was issued. See note 4.

Settlement of Escrow Shares

During the quarter ended March 31, 2006, the Company reached resolution on shares held in escrow. In July 2001, the Company had entered into a share purchase agreement with Intelligent Reasoning Systems, Inc. (“IRSI”) and under the agreement issued 699,010 shares of the Company’s common stock. A total of 57,195 shares remained in an escrow account pending resolution of the Company’s claim against the escrow related to the Austin, Texas, facility lease acquired as part of the purchase of IRSI. During the quarter ended December 31, 2005, the Company settled its lease obligations and filed a claim against the escrowed shares. During the quarter ended March 31, 2006, the Company’s claim against the escrowed shares was accepted and the Company received 50,319 shares, with the remaining 6,876 shares being distributed to the former shareholders of IRSI. The Company cancelled the 50,319 shares and the balance of the approximately $1.3 million in the escrow receivable account at the time of share cancellation was recorded as a reduction of common stock in the consolidated financial statements.

Stock Ownership Expense

During fiscal 2006 the Company recorded approximately $14,000 in stock ownership expense related to options granted to a member of its Board of Directors for consulting services. The fair value of these options was computed using the Black-Scholes option-pricing model and revalued in accordance with Emerging Issues Task Force No. 96-18, ‘Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services’.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

Shares Reserved

The Company had reserved shares of common stock for future issuance as follows:

September 30, 2008

Stock options and awards, available for grant	1,175,669
Stock options outstanding	950,364
Restricted stock units outstanding	830,989
Employee stock purchase plan, available for grant	798,930
Exchange shares for previous acquisitions	32,699

Total	3,788,651

The effect of recording stock-based compensation for fiscal years ended September 30, 2008, 2007 and 2006 is as follows:

	Year ended September 30
	2008	2007	2006
	(In thousands)
Stock-based compensation expense included in continuing operations:
Cost of revenue	$268	$318	$401
Research and development	629	400	676
Selling, general and administrative	2,305	1,255	2,908

Total stock-based compensation expense after income taxes (1)	$3,202	$1,973	$3,985

Stock-based compensation expense by type of award:
Employee stock options	$696	$1,318	$3,630
Employee stock purchase plan	196	498	470
Restricted stock awards	2,423	215	—
Amounts capitalized as inventory and deferred gross margin	(113)	(58)	(115)

Total stock-based compensation expense after income taxes (1)	$3,202	$1,973	$3,985

(1)	The income tax benefit on stock-based compensation for all periods presented was not material.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 10 - STOCK-BASED COMPENSATION PLANS AND OTHER EMPLOYEE BENEFITS (continued):

Equity Incentive and Other Programs

The Company’s equity incentive program is a long-term retention program that is intended to attract and retain qualified management and technical employees and align stockholder and employee interests. At September 30, 2008, the equity incentive program consisted of:

The 2005 Equity Incentive Plan. Under this plan, officers, key employees, consultants and all other employees may be granted restricted stock units, options to purchase shares of the Company’s stock and other types of equity awards. This plan permits the grant of equity awards for up to 2,250,000 shares of common stock. Under this plan, stock options generally have a vesting period of 50 to 60 months, are generally exercisable for a period of seven to ten years from the date of issuance and are granted at prices not less than the fair market value of the Company’s common stock at the grant date. Restricted stock units granted under the Equity Incentive Plan have generally been time-based vested, although in some cases awards have had performance-based conditions. Restricted stock units granted with time-based vesting generally vest annually over a four-year period from the date of grant. However, restricted stock units issued in the Company’s May 2007 one-time stock option exchange program vest over a two- to three-year period from the date of exchange. Restricted stock units granted with performance-based vesting generally vest over four years, as specified by the compensation committee. Certain equity awards provide for accelerated vesting upon a change of control.

2006 Non-Employee Directors’ Stock Incentive Plan. Under this plan, non-employee directors may be granted restricted stock units, options to purchase shares of the Company’s stock and other types of equity awards. This plan permits the grant of equity awards for up to 600,000 shares of common stock. Under this plan, stock options generally have a vesting period of 12 to 48 months, are generally exercisable for a period of ten years from the date of issuance and are granted at prices not less than the fair market value of the Company’s common stock at the grant date. Restricted stock units may be granted under this plan with varying criteria such as time-based vesting. Under this plan, restricted stock units generally vest annually over a three- to four-year period from the date of grant. All equity awards under this plan provide for accelerated vesting upon a change of control.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 10 - STOCK-BASED COMPENSATION PLANS AND OTHER EMPLOYEE BENEFITS (continued):

Prior to vesting, restricted stock units under both plans do not have dividend equivalent rights or voting rights, and the shares underlying the restricted stock units are not issued or outstanding. Shares are issued on the date the restricted stock units vest. The majority of shares issued are net of statutory withholding requirements that are paid by Photon Dynamics on behalf of its employees. As a result, the actual number of shares issued is less than the number of restricted stock units granted. Shares withheld by the Company for statutory withholding requirements are not issued, but instead, became available for future grants. Furthermore, the liability for most of the withholding amounts to be paid by Photon Dynamics is recorded as a reduction in Common Stock when the restricted stock units vest.

In addition to its equity incentive programs, the Company’s employee stock purchase plan (which was terminated on or about August 28, 2008) (“ESPP”) provided that eligible employees may contribute up to 10% of their eligible earnings through accumulated payroll deductions toward the semi-annual purchase of the Company’s common stock. Participants purchased shares on the last day of each offering period. The price at which shares were purchased was equal to 85% of the lower of the fair market value of a share of common stock on the first day of the offering period or on the purchase date. Offering periods were typically six months in length.

In connection with the PDI Acquisition, on October 2, 2008 (the “PDI Closing Date”) Orbotech assumed all of the equity remuneration plans which had previously been adopted or assumed by the Company and under which equity awards were outstanding immediately prior to the PDI Closing Date (the “PDI Equity Remuneration Plans”). Equity awards, consisting of: (i) options to purchase an aggregate of 949,373 common stock of PDI; and (ii) RSUs with respect to an aggregate of 830,889 common stock of PDI, were outstanding under the PDI Equity Remuneration Plans immediately prior to the PDI Closing Date. Pursuant to the PDI Acquisition Agreement, on the PDI Closing Date Orbotech issued to the PDI grantees that held equity awards immediately prior to the PDI Closing Date, equity awards with respect to ordinary shares New Israeli Shekels (“NIS”) 0.14 nominal (par) value of Orbotech (“Ordinary Shares”) comprised of: (i) options to purchase an aggregate of 1,762,935 Ordinary Shares; and (ii) RSUs with respect to an aggregate of 1,542,693 Ordinary Shares. The amounts of Ordinary Shares subject to these equity awards, as well as the exercise prices of all such awards, were calculated pursuant to agreed quantity and price conversion mechanisms; and the awards were otherwise issued upon and subject to the same terms and conditions as those governing the corresponding PDI equity awards immediately prior to the PDI Closing Date. Under the terms of the PDI Acquisition Agreement, no further equity awards were issuable under the PDI Equity Remuneration Plans after the PDI Closing Date.

Valuation and Other Assumptions

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model using a multiple options approach, consistent with the provisions of FAS 123R and SEC SAB No. 107. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods. The Black-Scholes valuation model requires the input of the following assumptions:

Expected Volatility. The Company estimates the volatility of its stock options at the date of grant using implied volatilities from traded options on the Company’s stock. The Company believes that the use of implied volatility is more reflective of market conditions and a better indicator of expected volatility than the use of historical volatility.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 10 - STOCK-BASED COMPENSATION PLANS AND OTHER EMPLOYEE BENEFITS (continued):

Expected Term. The expected term of options granted is derived from a numerical model of the Company’s stock price and represents the period of time that options granted are expected to be outstanding. The Company estimates the expected term of options granted based on its historical experience of grants, exercises and post-vesting cancellations.

Risk-Free Interest Rate. The risk-free rate is based on a risk-free zero-coupon spot interest rate at the time of grant with remaining terms equivalent to the expected term of the option grants.

Expected Dividends. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes valuation model.

Forfeitures. The Company uses historical data and future expectations of employee turnover to estimate pre-vesting forfeitures. As required by FAS 123R, the Company records stock-based compensation expense only for those awards that are expected to vest. In the three months ended December 31, 2006, the Company adjusted its estimated forfeiture rate in order to better reflect the actual number of instruments for which the requisite service will be rendered. As required by FAS 123R, the Company calculated a cumulative adjustment to compensation cost for the effect on current and prior periods of this change in estimate. This adjustment, consisting of approximately $300,000 reduction of compensation expense, was recorded in the three months ended December 31, 2006.

The fair value of each option award in the fiscal years ended September 30, 2008, 2007 and 2006 used the following weighted-average valuation assumptions:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Stock option plan:
Expected stock price volatility	51%	43%	44%
Risk free interest rate	2.5%	4.7%	4.5%
Expected life of options (years)	3.8	3.4	3.7
Expected dividends	None	None	None

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 10 - STOCK-BASED COMPENSATION PLANS AND OTHER EMPLOYEE BENEFITS (continued):

The fair value of the ESPP is estimated on the first day of the offering period using the Black-Scholes valuation model, consistent with the provisions of FAS 123R, SEC SAB No. 107, and FASB Technical Bulletin No. 97-1, ‘Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option’.

The Company determined the fair value of the stock purchased under its stock purchase plan in the fiscal years ended September 30, 2008, 2007 and 2006 using the following weighted-average valuation assumptions:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Stock purchase plan:
Expected stock price volatility	53%	43%	44%
Risk free interest rate	2.8%	4.6%	4.6%
Expected life of options (years)	0.5	0.5	0.5
Expected dividends	None	None	None

FAS 123R requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock.

Compensation expense on restricted stock units is determined using the fair value of Photon Dynamics’ common stock on the date of the grant. The resulting compensation expense is recognized over the related service period.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 10 - STOCK-BASED COMPENSATION PLANS AND OTHER EMPLOYEE BENEFITS (continued):

Equity Incentive Plan

The following table summarizes the combined activity under the equity incentive plans for the indicated periods:

	Awards available for grant	Options outstanding	Weighted average exercise price	Weighted average remaining contract term (in years)	Aggregate intrinsic value
Balances at September 30, 2005	1,663,308	1,946,274	$24.64
Plan shares expired (1)	(789,818)	—	—
Options granted	(472,950)	472,950	18.37
Options canceled/expired	397,796	(397,796)	25.36
Options exercised	—	(70,733)	15.06

Balances at September 30, 2006	798,336	1,950,695	$23.28
Additional shares reserved	1,000,000	—	—
Plan shares expired (1)	(474,204)	—	—
Restricted stock units granted (2)	(304,338)	—	—
Restricted stock units canceled (2)	20,142	—	—
Options granted	(454,375)	454,375	11.42
Options canceled/expired	1,154,069	(1,154,069)	23.01
Options exercised	—	(5,419)	4.91

Balances at September 30, 2007	1,739,630	1,245,582	$19.29
Plan shares expired (1)	(165,290)	—	—
Restricted stock units granted (2)	(766,700)	—	—
Restricted stock units canceled (2)	89,449	—	—
Restricted stock units traded for taxes (2)	36,171	—	—
Options granted	(160,750)	160,750	9.63
Options canceled/expired	403,159	(403,159)	17.92
Options exercised	—	(52,809)	10.09

Balances at September 30, 2008	1,175,669	950,364	$18.74	5.15	$1,687

Vested and expected to vest at September 30, 2008		818,304	$19.91	5.09	$1,153

Exercisable at September 30, 2008		668,102	$21.86	4.94	$512

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 10 - STOCK-BASED COMPENSATION PLANS AND OTHER EMPLOYEE BENEFITS (continued):

(1)	The Company’s 1995 Amended and Restated Stock Option Plan expired in November 2005. Option shares that were available for grant at the time of cancellation and all outstanding option shares that are subsequently cancelled or expire are no longer available for grant.

(2)	Any restricted stock units granted under the 2005 Equity Incentive Plan or 2006 Non-Employee Directors’ Stock Incentive Plan shall be counted against the total number of shares issuable under the Plans. Additional detail of restricted stock units outstanding are shown below.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, based on the Company’s closing stock price of $15.35 as of September 30, 2008, which would have been received by the option holders had all option holders with in-the-money options exercised their options as of that date.

The weighted average grant date fair value of options granted during fiscal 2008, 2007 and 2006 was $3.89, $4.04 and $6.94 per share, respectively. The total cash received from employees as a result of stock option exercises during fiscal 2008, 2007 and 2006 was approximately $509,000, $27,000, and $1.1 million, respectively. In connection with these exercises, the tax benefits realized by the Company were minimal.

The Company settled employee stock option exercises with newly issued common shares.

As of September 30, 2008, the unrecorded deferred stock-based compensation balance related to stock options was $519,000 and will be recognized over an estimated remaining weighted average amortization period of 1.6 years.

On October 2, 2008, the Company was purchased by Orbotech. The Company’s equity award plans were assumed by Orbotech and each option to purchase shares of Photon Dynamics’ common stock that was outstanding on the purchase date was converted into an option to purchase Orbotech Ordinary Shares at an exchange ratio of 1:1.857.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 10 - STOCK-BASED COMPENSATION PLANS AND OTHER EMPLOYEE BENEFITS (continued):

Restricted Stock Units

The following table summarizes the restricted stock unit activity for the indicated periods:

	Number of shares	Weighted average grant date fair value
Unvested restricted stock units at October 1, 2006	—
Granted	304,338	$10.43
Vested	—
Forfeited	(20,142)	$10.43

Unvested restricted stock units at September 30, 2007	284,196	$10.43
Granted	766,700	$10.37
Vested	(130,458)	$10.39
Forfeited	(89,449)	$10.23

Unvested restricted stock units at September 30, 2008	830,989	$10.41

As of September 30, 2008, there was approximately $3.4 million of unrecognized stock-based compensation related to restricted stock units granted under the Company’s equity incentive plans. The unrecognized stock-based compensation is expected to be recognized over an estimated remaining weighted average amortization period of 1.8 years.

The Company’s shareholder-approved one-time exchange of options for a lesser number of restricted stock units occurred on May 15, 2007. This exchange qualified as a modification of the terms of the cancelled options under the provisions of FAS 123R. Therefore, the total compensation cost of the newly-issued restricted stock units was measured at the date of cancellation and replacement and consisted of approximately $1.2 million of the grant-date fair value of the original options for which the requisite service was expected to be rendered at that date plus approximately $900,000 of incremental cost resulting from the cancellation and replacement. The incremental compensation cost was measured as the excess of the fair value of the restricted stock units over the fair value of the cancelled options at the cancellation date.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 10 - STOCK-BASED COMPENSATION PLANS AND OTHER EMPLOYEE BENEFITS (continued):

On October 2, 2008, the Company was purchased by Orbotech. The Company’s equity award plans were assumed by Orbotech and each restricted stock unit of Photon Dynamics’ common stock that was outstanding on the purchase date was converted into a stock unit to receive Orbotech Ordinary Shares at an exchange ratio of 1:1.857.

Employee Stock Purchase Plan

The compensation cost in connection with the employee stock purchase plan in the fiscal years ended September 30, 2008, 2007 and 2006 was approximately $197,000, $498,000 and $470,000, respectively. The weighted-average fair value of shares issued in fiscal 2008, 2007 and 2006 was $3.32, $3.60 and $5.27, respectively. In fiscal 2008, 2007 and 2006 employees purchased 30,985, 124,776 and 45,309 shares, respectively. Total cash received from employees for the issuance of shares under the employee stock purchase plan was approximately $330,000, $1,338,000 and $722,000 during fiscal 2008, 2007 and 2006, respectively.

The ESPP shares were customarily replenished through shareholder approval at the annual shareholder meeting. At September 30, 2008, a total of 798,930 shares were reserved and available for issuance under this Plan. However, there was no outstanding Offering Period in effect as of September 30, 2008 and the ESPP was not assumed by Orbotech upon its purchase of the Company.

Other Employee Benefit Plans

Retirement Savings Plan. The Company has a retirement savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. In fiscal 2008, 2007 and 2006, the Company matched 50% on the first 7% up to $3,500 per year of an eligible employee’s contribution. The total charge to operations under the 401(k) program was approximately $388,000, $463,000 and $506,000 in fiscal 2008, 2007 and 2006, respectively.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 11 - NET INCOME (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding during the period, increased, in periods of net income, to include the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of outstanding options and restricted stock units is reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of stock-based compensation required by FAS 123R and FAS No. 128, ‘Earnings per Share’ (“FAS 128”).

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended September 30
	2008	2007	2006
	(In thousands, except per share data)
Numerator:
Net income (loss) from continuing operations before discontinued operations	$(12,589)	$(35,072)	$2,168
Net loss from discontinued operations	—	—	(127)

Net income (loss)	$(12,589)	$(35,072)	$2,041

Denominator:
Weighted average shares for basic net income (loss) per share	17,780	16,814	16,978
Effect of dilutive securities: employee stock options (1)	—	—	33

Weighted average shares for diluted net income (loss) per share	17,780	16,814	17,011

Earnings per share:
Basic net income (loss) per share:
Net income (loss) from continuing operations	$(0.71)	$(2.09)	$0.13
Net loss from discontinued operations	—	—	(0.01)

Net income (loss) per share	$(0.71)	$(2.09)	$0.12

Diluted net income (loss) per share:
Net income (loss) from continuing operations	$(0.71)	$(2.09)	$0.13
Net income (loss) from discontinued operations (2)	—	—	(0.01)

Net income (loss) per share	$(0.71)	$(2.09)	$0.12

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 11 - NET INCOME (LOSS) PER SHARE (continued):

(1)	The effect of potentially dilutive securities from employee stock options and restricted stock units to purchase 841,919 and 299,792 shares at September 30, 2008 and 2007 respectively, were not included in the computation of diluted net loss per share as the effect is antidilutive.

(2)	In accordance with FAS 128, the Company included the effect of dilutive securities from employee stock options to purchase 33,000 shares in its calculation of fiscal 2006 diluted net loss from discontinued operations.

The number of options set forth in the following table are not included in the computation of diluted earnings per share because the exercise price, including unamortized stock-based compensation net of tax benefits, was greater than the average market price of the common shares. As a result, their effect would have been anti-dilutive.

	Year ended September 30
	2008	2007	2006
	(In thousands)
Number of shares	1,117	1,714	1,949

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Operating and Capital Leases

The Company has non-cancelable operating leases for various facilities in the United States, South Korea, Taiwan, Japan, China and Canada. Total rent expense under all operating leases was approximately $2.7 million, $2.7 million and $2.6 million for the fiscal years ended September 30, 2008, 2007 and 2006, respectively. Certain of these leases contain provisions which permit the Company to renew the leases at the end of their respective lease terms. Rent expense is reported net of sublease income of approximately $14,000, $357,000 and $356,000 for the fiscal years ended September 30, 2008, 2007 and 2006, respectively.

Future minimum lease commitments under operating leases at September 30, 2008, are approximately $2.8 million, $2.7 million and $0.7 million in fiscal 2009 through 2011, respectively. Operating lease obligations consist primarily of the Company’s lease agreement for its headquarters in San Jose, California, which is leased under a non-cancelable operating lease that expires in 2010, with two renewal options at fair market value for additional five year periods.

At September 30, 2008 and 2007, the Company had equipment under capital leases with a net book value of approximately $59,000 and $240,000, respectively. Total expense under these capital leases was approximately $80,000 and $95,000 for the fiscal years ended September 30, 2008 and 2007, respectively. Future minimum lease commitments under capital leases at September 30, 2008, is approximately $39,000 in fiscal 2009.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (continued):

Purchase Agreements

The Company maintains certain open inventory purchase commitments with its suppliers to ensure a smooth and continuous supply chain for key components. The Company’s liability under these purchase commitments is generally restricted to a forecasted time horizon as mutually agreed upon between the parties. The Company’s open purchase commitments (including cancelable purchase commitments) totaled $42.4 million as of September 30, 2008.

Warranty Obligations

The Company generally offers warranty coverage for a period of 12 months from final acceptance or 14 months from shipment, whichever is shorter. Upon product shipment, the Company records the estimated cost of warranty coverage, primarily material and labor to repair and service the equipment. Factors that affect the Company’s warranty liability include the number of installed units under warranty, product failure rates, material usage rates and the efficiency by which the product failure is corrected. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Investment Agreement

On December 1, 2007 the Company entered into an agreement with LT Solar LLC to acquire a 22.5% interest in a project engaged in developing technologies related to solar panel technology in exchange for a $2,000,000 funding commitment over 12 months. In addition, the Company spent approximately $1.0 million for capital expenditures on equipment for LT Solar LLC in fiscal 2008 and made available various resources, such as personnel and facilities, on a non-refundable basis to the venture.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (continued):

Changes in the Company’s product liability during fiscal 2008, 2007 and 2006 were as follows:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
	(In thousands)
Beginning balance	$3,217	$8,058	$5,346
Estimated warranty cost of new shipments during the period	8,884	4,528	5,903
Warranty charges during the period	(6,045)	(10,143)	(5,112)
Changes in liability for pre-existing warranties, including expirations	44	774	1,921

Ending balance	$6,100	$3,217	$8,058

The fiscal 2006 ending balance includes amounts related to the Company’s agreement with one customer to replace two ArrayCheckerTM systems. In the fourth quarter of fiscal 2006, the Company agreed to replace two of the four original Generation 7 test systems sold to a customer with a newer version of Generation 7 test systems. Even though all four original Generation 7 systems had been used by the customer in full production, reliability and uptime issues had impacted the production capability of the fabrication lines in which they operated. The replacement systems’ cost of approximately $3.0 million was accrued as warranty expense in the quarter ended September 30, 2006. Approximately $2.7 million of warranty liability associated with this exchange was satisfied during fiscal 2007 when the machines were replaced.

Guarantees

Subject to certain limitations, Photon Dynamics indemnifies its current and former officers and directors for certain events or occurrences. Although the maximum potential amount of future payments the Company could be required to make under these agreements is theoretically unlimited, based on prior experience, the Company believes the fair value of this liability is de minimums and no liability has been recorded.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (continued):

Legal Proceedings

Capital Partners v. Dr. Malcolm J. Thompson, et al. On July 25, 2008, Capital Partners, purportedly a stockholder of the Company, filed a complaint in California Superior Court, Santa Clara County, against the Company, each of the Company’s then directors and Orbotech captioned Capital Partners v. Dr. Malcolm J. Thompson, et al. (Case No. 1-08-CV-118315). The complaint alleged, among other things, that the Company’s directors breached their fiduciary duties in connection with the PDI Acquisition, that the Company’s preliminary proxy statement relating to the Merger omitted material information and that Orbotech aided and abetted the Company’s directors in their alleged breaches of their fiduciary duties. The relief sought by the plaintiff included a determination that the class action status was proper, an injunction barring the Merger (or if the Merger were to have been consummated, a rescission of the Merger), corrective disclosures and the payment of compensatory damages and other fees and costs.

On July 29, 2008, the complaint was formally served on the Company and the individual defendants. On August 1, 2008, the Company and the individual defendants removed this case to the U.S. District Court for the Northern District of California. Also on August 1, 2008, Capital Partners filed an application in California Superior Court, Santa Clara County, seeking expedited discovery, a temporary restraining order that would bar the Merger pending such discovery and a hearing following such discovery on a preliminary injunction that would bar the Merger pending a trial on the merits.

On January 23, 2009, the Superior Court of the State of California for the County of Santa Clara issued a final order and judgment pursuant to settlement arrangements. For settlement purposes only, the Court certified the action as a class action under §382 of the California Code of Civil Procedure and the plaintiffs were certified as a settlement class representative. By way of proper notice, a full opportunity to be heard had been afforded to all other potential parties in interest. Pursuant to the requirements of §382 of the California Code of Civil Procedure, the Court approved the settlement set forth in the stipulation, wherein the defendants paid as attorney fees and expenses the sum of $354,707.99. The plaintiff, all settlement class members and the defendants were bound by the terms of the settlement as set forth in the stipulation. The action was dismissed as against all defendants on the merits and with prejudice and without court costs to any party as against any other party.

Amtower v. Photon Dynamics, Inc. The Company and certain of its directors and former officers were named as defendants in a lawsuit captioned Amtower v. Photon Dynamics, Inc., No. CV797876, filed on April 30, 2001 in the Superior Court of the State of California, County of Santa Clara. The trial of this case commenced on April 3, 2006. On a motion for non-suit, the court dismissed all claims against all directors on April 20, 2006. On May 5, 2006, as a result of jury verdict, judgments were entered in favor of the Company and its former officers. The plaintiff, a former officer of the Company, had asserted several causes of action arising out of alleged misrepresentations made to the plaintiff regarding the existence and enforcement of the Company’s insider trading policy. The plaintiff had sought damages in excess of $6 million for defendants’ alleged refusal to allow plaintiff to sell shares of the Company’s stock in May of 2000, plus unspecified emotional distress and punitive damages.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (continued):

The plaintiff had the right to appeal the judgments, and on June 30, 2006, the plaintiff filed a timely notice of appeal. On July 28, 2006, the Court awarded the Company approximately $445,000 in fees and costs. The award bore interest at the statutory rate of 10% simple interest per annum. Collection of the award was stayed during the plaintiff’s appeal of the verdict. On January 16, 2008, the Sixth District Court of Appeals for the State of California upheld the trial court’s judgment and award. On April 9, 2008, the Supreme Court of California denied the plaintiff’s petition for review. As a result, the plaintiff has paid the Company approximately $718,000 in fees, costs and interest associated with the lawsuit. In addition, the Company settled its litigation with its insurance carriers related to the reimbursement of costs related to the litigation and received a payment of approximately $700,000.

On October 1, 2008, YieldBoost Technologies, Inc. (“YieldBoost”) filed a complaint against the Company in the United States District Court for the Northern District of California, Case No. 08-cv-4578. YieldBoost alleged in its complaint that the Company infringed United States Patent Nos. 7,042,244 (“the ‘244 Patent”) and 7,053,645 (“the ‘645 Patent”). The ‘244 Patent is titled ‘Method of Detecting Defects in TFT-Arrays and a TFT-Array Testing System Incorporating the Same.’ The ‘645 Patent is titled ‘System and Method for Detecting Defects in a Thin-Film-Transistor Array’. YieldBoost alleged that the ArrayChecker manufactured and sold by the Company embodied at least one claim of the ‘244 Patent and at least one claim of the ‘645 Patent. YieldBoost’s complaint sought damages and costs caused by the Company’s alleged infringement of the ‘244 patent and the ‘645 patent, including treble damages, pre-judgment and post-judgment interest, and attorneys’ fees.

While YieldBoost’s complaint was filed with the court, the complaint was not served on the Company. YieldBoost filed a notice of dismissal without prejudice on December 22, 2008.

On August 20, 2009, YieldBoost filed a new complaint entitled YieldBoost Technologies, Inc. v. Photon Dynamics and Orbotech, Inc., Civil Case No. 09-cv-3838, alleging that both the Company and Orbotech, Inc. infringed the ‘645 patent. YieldBoost alleged that the ArrayChecker manufactured and sold by both the Company and Orbotech, Inc. embodied at least one claim of the ‘645 patent. The complaint seeks unspecified damages. The parties have engaged in limited settlement discussions since the filing of this new complaint, which have not been successful.

The Company believes that it and Orbotech, Inc. have legitimate defenses to the claims asserted against them in the above action and intends to defend the matter vigorously.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (continued):

Security and Exchange Commission Inquiry. During its second fiscal quarter of 2008, the Company responded to inquiries from the SEC’s Enforcement Division relating to its financial restatement in 2007. On July 3, 2008, the Company received notice that the Enforcement Division had terminated the investigation and that no enforcement action had been recommended to the Commission.

From time to time, Photon Dynamics is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations.

Litigation and administrative proceedings are generally subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on Photon Dynamics’ financial position and results of operations for the period in which it occurs, and potentially in future periods.

NOTE 13 - SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

Statement of Accounting Financial Standards No. 131, ‘Disclosures About Segments of an Enterprise and Related Information’, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing the performance of the company. The Company’s chief operating decision maker is considered to be the Company’s Chief Executive Officer (the “CEO”).

Prior to 2007, the Company operated in one segment, Flat Panel Display. A second operating segment, High-Performance Digital Imaging, was created in July, 2007 when the Company purchased Salvador. The CEO reviews information pertaining to reportable segments at the operating income level. There are no significant inter-segment sales or transfers. For the year ended September 30, 2008, more than 97% of the Company’s total revenues were generated by the Flat Panel Display segment.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 13 - SEGMENT REPORTING AND GEOGRAPHIC INFORMATION (continued):

In fiscal 2008, 2007 and 2006, the Company sold its products for the flat panel display industry directly to customers in South Korea, Taiwan, Japan and China. For geographical reporting, revenue is attributed to the geographic location to which the product was shipped. Long-lived assets consist primarily of property, plant and equipment, goodwill and intangible assets, and are attributed to the geographic location in which they are located.

The following is a summary of revenue by geographic area based on location where the product was shipped:

	Year ended September 30
	2008	2007	2006
	(In thousands)
Sales of products:
South Korea	$8,381	$19,802	$105,504
Taiwan	49,699	20,235	37,644
Japan	70,513	13,224	4,647
China	1,984	4,029	10,906
United States	4,327	1,384
Europe	2,293

Total sales of products	$137,197	$58,674	$158,701

Services rendered:
South Korea	$8,960	$6,849	$7,912
Taiwan	3,586	3,330	3,464
Japan	4,377	4,659	2,115
China	837	755	680
United States	51
Europe	29

Total services rendered	$17,840	$15,593	$14,171

	$155,037	$74,267	$172,872

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 13 - SEGMENT REPORTING AND GEOGRAPHIC INFORMATION (continued):

The following is a summary of revenue by product line:

	Year ended September 30
	2008	2007	2006
	(% of total revenue)
Revenue:
ArrayCheckerTM	82	57	66
ArraySaverTM	4	15	19
PanelMasterTM (see note 6)		1	6
Customer spares and other	14	27	9

Total	100	100	100

Sales to individual unaffiliated customers in excess of 10% of total revenue were as follows:

	Year ended September 30
	2008	2007	2006
	(% of total revenue)
Customer A	*	24	*
Customer B	33	20	39
Customer C	20	17	12
Customer D	17	16	25
Customer E	11	*	*

*	Customer accounted for less than 10% of total revenue for the period.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)

NOTE 13 - SEGMENT REPORTING AND GEOGRAPHIC INFORMATION (continued):

Accounts receivable from individual unaffiliated customers in excess of 10% of total gross accounts receivable were as follows:

	September 30
	2008	2007
	(% of total receivables)
Customer A	45	28
Customer B	22	26
Customer C	22	19

Most of the Company’s long-lived assets are located in the U.S.

NOTE 14 - RELATED PARTY TRANSACTIONS

In July 2007, in connection with the purchase of Salvador the Company issued a promissory note to a trust (see note 15). The trustee, David W. Gardner, became an officer of the Company as a result of the acquisition.

During fiscal 2006, the Company recorded approximately $14,000 in stock ownership expense related to options granted to one board member for consulting services rendered to the Company.

NOTE 15 - NOTES PAYABLE

In the fourth quarter of fiscal 2007, the Company issued $5.3 million in a promissory note in connection with the acquisition of Salvador. The note bears interest at 5%. At September 30, 2008 approximately $5.4 million was outstanding, which included approximately $67,000 in interest. Approximately $2.7 million in principal related to this note was repaid in October 2008 and approximately $2.6 million in principal is due in January 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/S/ EREZ SIMHA
Erez Simha
Corporate Vice President and Chief Financial Officer

Date: December 28, 2009